July 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Attention:	Ernest Greene, Staff Accountant
Anne McConnell, Staff Accountant
Re:	iRobot Corporation
Form 10-K for the fiscal year ended December 31, 2022
Filed February 14, 2023
Response Letter Dated May 25, 2023
File No. 001-36414

Ladies and Gentlemen:

iRobot Corporation (the “Company,” “we,” “us” and “our”) respectfully submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 12, 2023. For your convenience, we have repeated your comments below in bold italic type before each of our responses. The Company appreciates the additional time granted to respond.

Form 10-K for the fiscal year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Financial Metrics and Non-GAAP Financial Measures, page 32

1.We have read your response to prior comment 2. However, it remains unclear to us how you determined the non-GAAP adjustments related to legal costs you incurred to defend your IP are consistent with the requirements of Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Although, your litigation with SharkNinja may be unique because of its size and complexity, based on the nature of the litigation, it continues to appear to us that the related expenses are normal operating expenses. In this regard, based on the nature of your business and products and as noted in your response, IP litigation arises during the ordinary course of your business. Please advise or revise.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will not exclude IP litigation expense from its non-GAAP performance measures in current and future periods. The Company plans to include footnotes in applicable future disclosures to reflect that the then-current period non-GAAP performance measures (beginning with the second

iRobot.com	iRobot Corporation | 8 Crosby Drive, Bedford MA 01730 | 781.430.3000

quarter of 2023) no longer reflect the exclusion of IP litigation expense. For example, the Company expects that the applicable line item in the reconciliations in its upcoming disclosures for the periods ended July 1, 2023 will look substantially similar to the following:

	Three Months Ended			Six Months Ended
	July 1, 2023		July 2, 2022	July 1, 2023		July 2, 2022
IP litigation expense, net	$—	*	$435	$91	*#	$3,922

* Beginning in the three months ended July 1, 2023, we no longer exclude IP litigation expense, net from our non-GAAP performance measures.
# Reflects IP litigation expense, net recorded in the three months ended April 2, 2023

2.    We note your response to prior comment 3. You concluded that the weight of positive evidence associated with future taxable income informed a determination that U.S. deferred tax assets were realizable; therefore, no valuation allowance was incorporated into your non-GAAP tax provision for the year ended December 31, 2022. We also note you continued to record tax benefits on a non-GAAP basis during the interim period ended March 31, 2023. Please more fully explain to us the specific analysis you performed that determined no valuation allowance was required to be incorporated into your non-GAAP tax provisions for the fiscal year ended December 31, 2022 and the interim period ended March 31, 2023.
The Company respectfully acknowledges the Staff’s comment. As specified in Accounting Standards Codification (“ASC”) 740-10-30-21, “(f)orming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.” Accordingly, the Company’s analysis began with a determination of whether cumulative U.S. losses were present on a non-GAAP basis. While ASC 740 does not specifically define “cumulative losses in recent years,” authoritative guidance from the Financial Accounting Standards Board coalesced around a three-year period ending with the current year and including the previous two years. For the U.S. jurisdiction, the Company has cumulative three-year income for 2020 through 2022 on a non-GAAP basis. The Company also evaluated whether other items of negative evidence, such as expired tax attribute carryforwards, brief carryover periods and unfavorable future circumstances, were present during the same period and concluded that such negative evidence was not present.
To evaluate the realizability of the non-GAAP U.S. deferred tax assets, the Company considered positive evidence including (1) its long history of non-GAAP U.S. taxable income, (2) sustained cumulative non-GAAP U.S. earnings from 2020 through 2022, (3) its demonstrated ability to carryback attributes to prior taxable years, and (4) deductible temporary differences with no statutory expiration which substantially comprise the Company’s non-GAAP U.S. deferred tax assets. The Company also considered its near term forecasted U.S. losses on a non-GAAP basis. Such short-term forecasted U.S. non-GAAP losses are driven by a combination of lower orders for products largely resulting from a decline in recent consumer sentiment and resultant spending, driven by high inflation, contributing to significant decreases in gross margin. In response, Management has taken, and will continue to take, actions to improve U.S. non-GAAP profitability,

iRobot.com	iRobot Corporation | 8 Crosby Drive, Bedford MA 01730 | 781.430.3000

increase non-GAAP margins and moderate non-GAAP operating expenses. The Company expects that these strategic actions will eliminate non-GAAP U.S. losses in the near future and achieve sustained non-GAAP U.S. profitability in the long term. The expected outcomes of the Company’s growth strategy create additional positive evidence associated with future non-GAAP taxable income that is sufficient to realize its non-GAAP U.S. deferred tax assets.
Therefore, the Company concluded that the positive evidence as discussed above outweighs the negative evidence of near-term U.S. non-GAAP losses and determined that no valuation allowance attributable to non-GAAP U.S. deferred tax assets was required to be incorporated into its non-GAAP tax provisions for the fiscal year ended December 31, 2022 and the interim period ended March 31, 2023.

* * * *

iRobot.com	iRobot Corporation | 8 Crosby Drive, Bedford MA 01730 | 781.430.3000

If you have any questions with regard to the Company’s responses or would like to discuss any of the matters covered in this letter, please contact the undersigned at (781) 430-3000.

Sincerely,

/s/ Julie Zeiler

Julie Zeiler
Executive Vice President and Chief Financial Officer

iRobot.com	iRobot Corporation | 8 Crosby Drive, Bedford MA 01730 | 781.430.3000